UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

(TSE Code: 8306)

Corrections to “Consolidated Summary Report <under Japanese GAAP>

for the fiscal year ended March 31, 2018”

Tokyo, May 21, 2018 — MUFG today announced partial corrections to “Consolidated Summary Report <under Japanese GAAP> for the fiscal year ended March 31, 2018” disclosed on May 15, 2018, as shown in the Appendix.

— End —

(Translation)

Appendix

Corrections:

Consolidated Summary Report <under Japanese GAAP> for the fiscal year ended March 31, 2018 (Summary information)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2018

(3) Cash Flows

* The corrected figures are underlined.

(Before Correction)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2018	7,004,197	(656,875)	(290,538)	39,944,713
March 31, 2017	7,013,064	8,907,549	(670,592)	33,968,391

(After Correction)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2018	6,913,197	(565,875)	(290,538)	39,944,713
March 31, 2017	7,013,064	8,907,549	(670,592)	33,968,391

Consolidated Summary Report <under Japanese GAAP> for the fiscal year ended March 31, 2018 (page 11-12)

3. Consolidated Financial Statements and Notes

(4) Consolidated Statements of Cash Flows

* The corrected figures are underlined.

(Before Correction)

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Cash flows from operating activities:
Profits before income taxes	1,303,228	1,409,377
Depreciation and amortization	316,411	321,207
Impairment losses	10,162	76,122
Amortization of goodwill	16,737	17,603
Equity in losses (gains) of equity method investees	(244,453)	(242,885)
Increase (decrease) in allowance for credit losses	(92,783)	(155,657)
Increase (decrease) in reserve for bonuses	(285)	4,759
Increase (decrease) in reserve for bonuses to directors	202	21
Increase (decrease) in reserve for stocks payment	10,400	1,206
Decrease (increase) in net defined benefit assets	(92,720)	(123,708)
Increase (decrease) in net defined benefit liabilities	1,652	(260)
Increase (decrease) in reserve for retirement benefits to directors	14	(40)
Increase (decrease) in reserve for loyalty award credits	959	600
Increase (decrease) in reserve for contingent losses	175,716	(66,513)
Interest income recognized on statement of income	(2,888,134)	(3,094,990)
Interest expenses recognized on statement of income	863,677	1,188,223
Losses (gains) on securities	(181,811)	(188,581)

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Losses (gains) on money held in trust	8,771	450
Foreign exchange losses (gains)	459,763	417,825
Losses (gains) on sales of fixed assets	(8,200)	5,800
Net decrease (increase) in trading assets	(1,737,675)	6,172,302
Net increase (decrease) in trading liabilities	1,448,201	(7,200,920)
Net decrease (increase) in unsettled trading accounts	(50,814)	(60,914)
Net decrease (increase) in loans and bills discounted	4,065,265	962,022
Net increase (decrease) in deposits	10,427,476	6,551,091
Net increase (decrease) in negotiable certificates of deposit	(242,013)	(1,483,766)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	4,551,643	(429,679)
Net decrease (increase) in due from banks (excluding cash equivalents)	802,579	(5,220,840)
Net decrease (increase) in call loans and bills bought and others	(1,413,158)	2,362,074
Net decrease (increase) in receivables under securities borrowing transactions	(5,203,785)	1,786,118
Net increase (decrease) in call money and bills sold and others	(3,999,428)	631,521
Net increase (decrease) in commercial papers	33,847	(128,226)
Net increase (decrease) in payables under securities lending transactions	850,842	2,612,538
Net decrease (increase) in foreign exchanges (assets)	(302,389)	(844,857)
Net increase (decrease) in foreign exchanges (liabilities)	(81,641)	64,974
Net increase (decrease) in short-term bonds payable	95,507	(699)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	422,720	188,578
Net increase (decrease) in due to trust accounts	(3,402,151)	488,598
Interest income (cash basis)	3,023,722	3,181,494
Interest expenses (cash basis)	(847,418)	(1,170,125)
Others	(684,097)	(809,354)

Sub-total	7,416,541	7,222,489

Income taxes	(427,841)	(250,661)
Refund of income taxes	24,364	32,370

Net cash provided by (used in) operating activities	7,013,064	7,004,197

Cash flows from investing activities:
Purchases of securities	(56,618,395)	(72,969,164)
Proceeds from sales of securities	39,602,665	33,353,855
Proceeds from redemption of securities	26,428,256	39,501,328
Payments for increase in money held in trust	(763,127)	(540,772)
Proceeds from decrease in money held in trust	615,931	401,831
Purchases of tangible fixed assets	(121,733)	(159,814)
Purchases of intangible fixed assets	(249,744)	(247,378)
Proceeds from sales of tangible fixed assets	31,815	11,790
Proceeds from sales of intangible fixed assets	2,890	700
Payments for transfer of business	—	(7,060)
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(21,954)	(20)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	2,761	—
Others	(1,815)	(2,172)

Net cash provided by (used in) investing activities	8,907,549	(656,875)

Cash flows from financing activities:
Proceeds from subordinated borrowings	31,000	39,500
Repayments of subordinated borrowings redemption	(50,592)	(245,328)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	837,401	863,460

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Payments for redemption of subordinated bonds payable and bonds with warrants	(476,943)	(256,196)
Proceeds from issuance of common stock to non-controlling shareholders	1,195	2,196
Repayments to non-controlling shareholders	(854)	(16)
Payments for redemption of preferred securities	(468,956)	(150,000)
Dividends paid by MUFG	(246,563)	(241,067)
Dividends paid by subsidiaries to non-controlling shareholders	(77,008)	(53,896)
Purchases of treasury stock	(217,666)	(201,050)
Proceeds from sales of treasury stock	3	2,225
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(1,612)	(50,364)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	0	0
Others	4	0

Net cash provided by (used in) financing activities	(670,592)	(290,538)

Effect of foreign exchange rate changes on cash and cash equivalents	(45,486)	(80,462)

Net increase (decrease) in cash and cash equivalents	15,204,534	5,976,322

Cash and cash equivalents at the beginning of the period	18,763,856	33,968,391

Cash and cash equivalents at the end of the period	33,968,391	39,944,713

(After Correction)

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Cash flows from operating activities:
Profits before income taxes	1,303,228	1,409,377
Depreciation and amortization	316,411	321,207
Impairment losses	10,162	76,122
Amortization of goodwill	16,737	17,603
Equity in losses (gains) of equity method investees	(244,453)	(242,885)
Increase (decrease) in allowance for credit losses	(92,783)	(155,657)
Increase (decrease) in reserve for bonuses	(285)	4,759
Increase (decrease) in reserve for bonuses to directors	202	21
Increase (decrease) in reserve for stocks payment	10,400	1,206
Decrease (increase) in net defined benefit assets	(92,720)	(123,708)
Increase (decrease) in net defined benefit liabilities	1,652	(260)
Increase (decrease) in reserve for retirement benefits to directors	14	(40)
Increase (decrease) in reserve for loyalty award credits	959	600
Increase (decrease) in reserve for contingent losses	175,716	(66,513)
Interest income recognized on statement of income	(2,888,134)	(3,094,990)
Interest expenses recognized on statement of income	863,677	1,188,223
Losses (gains) on securities	(181,811)	(188,581)
Losses (gains) on money held in trust	8,771	450
Foreign exchange losses (gains)	459,763	326,825
Losses (gains) on sales of fixed assets	(8,200)	5,800
Net decrease (increase) in trading assets	(1,737,675)	6,172,302
Net increase (decrease) in trading liabilities	1,448,201	(7,200,920)
Net decrease (increase) in unsettled trading accounts	(50,814)	(60,914)
Net decrease (increase) in loans and bills discounted	4,065,265	962,022
Net increase (decrease) in deposits	10,427,476	6,551,091
Net increase (decrease) in negotiable certificates of deposit	(242,013)	(1,483,766)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	4,551,643	(429,679)
Net decrease (increase) in due from banks (excluding cash equivalents)	802,579	(5,220,840)
Net decrease (increase) in call loans and bills bought and others	(1,413,158)	2,362,074

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Net decrease (increase) in receivables under securities borrowing transactions	(5,203,785)	1,786,118
Net increase (decrease) in call money and bills sold and others	(3,999,428)	631,521
Net increase (decrease) in commercial papers	33,847	(128,226)
Net increase (decrease) in payables under securities lending transactions	850,842	2,612,538
Net decrease (increase) in foreign exchanges (assets)	(302,389)	(844,857)
Net increase (decrease) in foreign exchanges (liabilities)	(81,641)	64,974
Net increase (decrease) in short-term bonds payable	95,507	(699)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	422,720	188,578
Net increase (decrease) in due to trust accounts	(3,402,151)	488,598
Interest income (cash basis)	3,023,722	3,181,494
Interest expenses (cash basis)	(847,418)	(1,170,125)
Others	(684,097)	(809,354)

Sub-total	7,416,541	7,131,489

Income taxes	(427,841)	(250,661)
Refund of income taxes	24,364	32,370

Net cash provided by (used in) operating activities	7,013,064	6,913,197

Cash flows from investing activities:
Purchases of securities	(56,618,395)	(73,029,164)
Proceeds from sales of securities	39,602,665	33,503,855
Proceeds from redemption of securities	26,428,256	39,502,328
Payments for increase in money held in trust	(763,127)	(540,772)
Proceeds from decrease in money held in trust	615,931	401,831
Purchases of tangible fixed assets	(121,733)	(159,814)
Purchases of intangible fixed assets	(249,744)	(247,378)
Proceeds from sales of tangible fixed assets	31,815	11,790
Proceeds from sales of intangible fixed assets	2,890	700
Payments for transfer of business	—	(7,060)
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(21,954)	(20)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	2,761	—
Others	(1,815)	(2,172)

Net cash provided by (used in) investing activities	8,907,549	(565,875)

Cash flows from financing activities:
Proceeds from subordinated borrowings	31,000	39,500
Repayments of subordinated borrowings redemption	(50,592)	(245,328)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	837,401	863,460
Payments for redemption of subordinated bonds payable and bonds with warrants	(476,943)	(256,196)
Proceeds from issuance of common stock to non-controlling shareholders	1,195	2,196
Repayments to non-controlling shareholders	(854)	(16)
Payments for redemption of preferred securities	(468,956)	(150,000)
Dividends paid by MUFG	(246,563)	(241,067)
Dividends paid by subsidiaries to non-controlling shareholders	(77,008)	(53,896)
Purchases of treasury stock	(217,666)	(201,050)
Proceeds from sales of treasury stock	3	2,225
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(1,612)	(50,364)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	0	0

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Others	4	0

Net cash provided by (used in) financing activities	(670,592)	(290,538)

Effect of foreign exchange rate changes on cash and cash equivalents	(45,486)	(80,462)

Net increase (decrease) in cash and cash equivalents	15,204,534	5,976,322

Cash and cash equivalents at the beginning of the period	18,763,856	33,968,391

Cash and cash equivalents at the end of the period	33,968,391	39,944,713

Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2018 (page 8)

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

* The corrected figures are underlined.

(Before Correction)

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	691.6	5,114.1	13,597.4	19,403.2
Receive-floater/pay-fix	474.5	5,664.6	2,500.5	8,639.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,166.2	10,778.7	16,097.9	28,043.0

BK Consolidated
	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	632.1	4,712.8	13,509.7	18,854.8
Receive-floater/pay-fix	15.2	3,906.2	680.7	4,602.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	647.4	8,619.1	14,190.5	23,457.2

TB Consolidated
	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	59.5	401.2	87.7	548.4
Receive-floater/pay-fix	454.8	1,705.9	1,800.7	3,961.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	514.3	2,107.1	1,888.4	4,509.9

(After Correction)

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	712.9	5,388.4	13,597.4	19,698.8
Receive-floater/pay-fix	479.8	5,694.4	2,500.5	8,674.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,192.7	11,082.8	16,097.9	28,373.6

BK Consolidated
	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	632.1	4,712.8	13,509.7	18,854.8
Receive-floater/pay-fix	15.2	3,906.2	680.7	4,602.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	647.4	8,619.1	14,190.5	23,457.2

TB Consolidated
	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	80.7	675.5	87.7	843.9
Receive-floater/pay-fix	460.2	1,735.7	1,800.7	3,996.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	540.9	2,411.2	1,888.4	4,840.6